FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 7, 2024

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Earnings Release 1Q25

São Paulo, November 06, 2024 – BrasilAgro (B3: AGRO3) (NYSE: LND) announces its consolidated results for the quarter ended September 30, 2024 (“1Q25”). The consolidated information is prepared in accordance with the International Financial Reporting Standards (IFRS).

Highlights of the Period

Hedge Position

Status of Input Acquisitions

Estimates - 24/25 Crop Year

Note that the estimates are hypothetical and do not constitute a guarantee of performance. To learn more about the operational estimates of the Company, refer to the section on projections in our Reference Form.

MESSAGE FROM THE MANAGEMENT

We began the 2024/2025 crop year with a Net Income of R$97.4 million, a net margin of 21%, and Adjusted EBITDA of R$169.4 million, with a margin of 37%. These results reflect a Net Revenue of R$454.6 million, composed of R$129.3 million from farm sales and R$325.3 million from agricultural product sales.

The period was marked by volatility in the prices of key commodities and exchange rate fluctuations, which brought challenges for the beginning of the crop year. However, our commercialization and hedge strategy, along with efficient management of production costs, helped mitigate these impacts, resulting in better margins per crop. We closed the quarter with an operational Adjusted EBITDA of R$61.4 million, representing a 166% growth compared to the previous year.

We started planting the 2024/2025 crop, and to date, 34% of the soybean area has been planted. It is worth highlighting that 76% of the soybeans in the state of Mato Grosso have been planted within the optimal planting window. Weather forecasts continue to indicate a weak La Niña year, which is characterized by better distribution of rainfall in the regions where we operate.

Still from an operational perspective, we delivered 1.6 million tons of sugarcane from the 2024 crop, with a TCH (tons per hectare) of 84.72, surpassing the challenges of the previous cycle. By the end of the harvest in December, we expect to deliver a total of 2.0 million tons, in line with our estimates.

The 1Q25 was also marked by the recognition of revenue from the sale of the second part of the Alto Taquari farm, in the nominal amount of R$189.4 million. This sale was realized in two stages, the first stage in October 2021, for R$336.0 million. The combined IRR (Internal Rate of Return) for both stages was 18.6%.

On October 22, the General Shareholder Meeting approved the distribution of R$155.0 million in dividends, equivalent to R$1.56 per share, generating a dividend yield of 6%, reaffirming our commitment to returning value to our shareholders.

Finally, it is with great enthusiasm that we celebrate once again the achievement of the GPTW seal! This certification reaffirms our commitment to building an increasingly positive and welcoming work environment. In addition to being recognized as one of the best places to work, we were honored to receive the Great People Mental Health seal, an important milestone in our journey to promote the well-being of our employees. This achievement is the result of hard work and dedication by the entire team, and motivates us to continue seeking excellence in all areas.

André Guillaumon, CEO of BrasilAgro

REAL ESTATE PERFORMANCE

Sale of Farm

ALTO TAQUARI FARM: In September, we completed the second stage of the sale of the Alto Taquari farm, a rural property located in the municipality of Alto Taquari (MT). The transaction was entered into in October 2021, with two stages, totaling 3,723 hectares (2,694 arable hectares).

The area was sold for 1,100 soybean bags per usable hectare. The transfer of possession of the areas and, consequently, the recognition of the sales revenue, were carried out in two stages: 2,566 hectares (1,537 arable hectares) in October 2021, valued at approximately R$336.0 million (nominal value at the date of sale) and 1,157 arable hectares in September 2024, valued at approximately R$189.4 million (nominal value at the date of sale). With the completion of this stage, we transferred possession and ceased to operate in this area.

From the accounting standpoint, the value of this area on the Company’s books is R$31.3 million (acquisition + investments net of depreciation), with an expected Internal Rate of Return (IRR) in Brazilian reais of 18.6% (updated value).

Considering this sale, all the plateau areas of the Alto Taquari farm have been sold, leaving an area of 1,380 hectares (809 arable hectares) in the Company’s portfolio, which is adjacent to the areas sold and has distinct characteristics in terms of soil and altitude. Even though it is not a plateau area, it is occupied with sugarcane crops.

Property Portfolio

The Company’s property portfolio comprises 271,016 hectares across six Brazilian states, as well as Paraguay and Bolivia.

The current mix of the production area, which includes owned and leased land, enables greater flexibility in portfolio management and reduces volatility in operating cash flow.

OPERATIONAL PERFORMANCE 24/25

The table below shows the planted area in the 2024/2025 crop year by region.

Faced with a favorable scenario for corn, with the expectation of better prices, the Company chose to expand its area intended for second-crop corn.

Due to the weather conditions in Mato Grosso, with the delay of rainfall within the ideal planting window, the Company reduced by 1,600 hectares its cotton area, switching it to soybean crops. Despite this adjustment, total planted area increased 3% compared to the previous crop year, with a 1% deviation from the initial estimate.

Grains and Cotton

The revision of the crop mix will result in an increase of 4% in total grain and cotton production, driven by the growth of 43% in the estimated production of second-crop corn in relation to the initial projection. This change reflects the optimization of the planted area, aiming to maximize the profitability of agricultural production.

So far, we have planted 40% of the soybean crop. As to soybean, we have planted 76% of the area in Mato Grosso, within the optimal planting window.

Sugarcane

Unlike other crops, the sugarcane crop spans from April to December. By September 30, 2024, we harvested 1,600,000 tons of sugarcane, corresponding to 84.72 tons of cane per hectare (TCH).

The sugarcane crop year in Mato Grosso and São Paulo was concluded with satisfactory results, in line with expectations. The harvest in Maranhão is nearing completion and is expected to yield good results. The harvested crops exhibited strong vegetative growth, successfully overcoming the water stress effects from the previous cycle, thanks to favorable weather conditions and effective management practices.

Cattle Raising

Cattle raising is a transitory activity for the Company, aimed at land transformation. We have an inventory of 16,000 head of cattle distributed over 16,307 hectares of active pasture in Brazil and Paraguay.

Note that the first four months of each crop year historically register lower weight gain, due to the distribution of rainfall and availability of pasture.

FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

Seasonality

The agribusiness sector witnesses seasonality throughout the crop year, especially due to the cycles of each crop and the development of crops that depend on specific weather conditions. Consequently, the Company’s operating revenues are also seasonal as they are directly related to crop cycles. In addition, the commercial strategy adopted for each crop year also has seasonal effects and directly impacts the Company’s results. In the first and second quarters (July through December), net revenue from grains and cotton is lower. On the other hand, sugarcane generates net revenue more evenly during the crop year.

EBITDA and Adjusted EBITDA

EBITDA is presented under the accounting standards, based on Net Income adjusted for interest, taxes, depreciation and amortization.

Adjusted EBITDA was calculated excluding gains from biological assets in formation (sugarcane and grains), adjusted by the realized gains/losses on derivatives and depreciation expenses, including depreciation of the farms’ fixed assets, depreciation of the developed areas and depreciation of the permanent crop.

EBITDA and Adjusted EBITDA from Operations

In 1Q25, Adjusted EBITDA from operations reached R$61.4 million, increasing 166% from 1Q24, mainly explained by the increase in the margin of soybean and sugarcane crops.

Statement of Income

NET SALES REVENUE

SALE OF FARM

In 1Q25, the gain from the sale of the farm reached R$107.9 million due to: (i) the conclusion of the second stage of the sale of the Alto Taquari farm (R$103.3 million); and (ii) the conclusion of the sale of the Rio do Meio farm (R$4.6 million), which was sold in November 2022, with its transfer of possession occurring in four stages. We completed the third stage, which involved the transfer of 190 hectares to the buyers.

SALE OF AGRICULTURAL PRODUCTS

In 1Q25, net revenue from operations amounted to R$325.3 million, up 20% from 1Q24, mainly reflecting the higher sales of soybean, combined with the rise in sugarcane prices, with TRS increasing from R$0.97 in 1Q24 to R$1.16 in 1Q25.

VARIATION IN FAIR VALUE OF BIOLOGICAL ASSETS

The variation in the fair value of biological assets is calculated by the difference between the harvested volume at market value (net of selling expenses and taxes) and production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at fair value at the time of harvest taking into account the market price in the corresponding distribution channel of each farm.

IMPAIRMENT (REVERSAL OF PROVISION FOR RECOVERABLE VALUE OF AGRICULTURAL PRODUCTS, NET)

A provision for adjustment of inventories to the net realizable value of the agricultural products is created when the value recorded in inventory is higher than the realization value. The realization value is the estimated sales price during the normal course of business less the estimated selling expenses.

COST OF GOODS SOLD

Cost of goods sold increased 22% in 1Q25 vs. 1Q24, mainly due to the increase in soybean and cottonseed sales by 55% and 134%, respectively, combined with the increase in sugarcane production costs, mainly impacted by the higher production cost at the Brotas-SP unit compared to that of the Goiás region, where we had a relevant sugarcane operation. This difference reflects various factors, such as leasing cost, higher harvesting cost and the need for amortization of investments in new planting areas. However, the selling price of the production from this region is higher due to the composition of its product mix.

GROSS INCOME BY CROP

In 1Q25, our gross margin came to 31%, up 27 p.p. from the previous crop year, due to the combination of several factors: (i) a 55% increase in sales volume, (ii) a 3% increase in unit prices and, mainly, (iii) a 26% reduction in unit costs, driven by the drop in input prices during the period.

In 1Q25, the gross margin from corn was a negative 34%, down 12 p.p. from the previous quarter. This performance was strongly impacted by the 50% reduction in the billed volume, due to a pig attack on the crops, which led to an increase in corn production costs, putting additional pressure on the gross margin.

In 1Q25, the gross margin from beans was a negative 68%, compared to a positive margin of 54% in the previous quarter, chiefly driven by a 33% decrease in unit price due to quality discounts. The loss of quality of beans resulted in lower prices and increased production costs, further pressuring gross margin. These combined factors led to a sharp decline in revenue and, consequently, to a negative gross margin.

The higher costs of cotton lint and cottonseed are explained by the low productivity in Paraguay and Mato Grosso.

In 1Q25, the margin from cotton lint was 6%, down 19 p.p. from 1Q24, reflecting a 49% increase in unit production cost, outpacing the 19% growth in selling price.

In the same period, cottonseed experienced a negative gross margin, due to an increase in unit production cost, combined with a 9% reduction in the selling price.

In 1Q25, gross margin from sugarcane was 22%, up 8 p.p. from 1Q24, chiefly reflecting the increase in TRS price from R$0.97 in 1Q24 to R$1.16 in 1Q25.

In 1Q25, the gross margin from cattle raising was 2%, up 6 p.p. from the previous quarter, mainly due to a 13% decrease in unit price.

Gross income from the Company’s operations came to R$134.7 million in 1Q25, an increase of R$117.2 million compared to 1Q24, reflecting mainly the higher margins from soybean and sugarcane.

SELLING EXPENSES

In 1Q25, selling expenses decreased by 10% compared to the previous year, reaching R$13.6 million. This variation is a result of a R$5.1 million reduction in freight, storage, and processing expenses, reflecting the lower volume of grains sold during the period. This reduction was partially offset by commission payments for the sale of the Alto Taquari farm, amounting R$3.7 million.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased 15% from the previous year, reflecting:

(i)	the increase in personnel expenses, explained mainly by the payment of a 4.65% wage increase;

(ii)	the increase in expenses with the Long-Term Incentive Plan (ILPA), due to the launch of the 3rd ILPA Plan, as a continuation of the share-based compensation program; and

(iii)	the increase in software expenses, due to the implementation of new management systems and the enhancement of server and equipment infrastructure.

OTHER OPERATING INCOME / EXPENSES

Other operating income / expenses were affected mainly by:

(i)	donations to Instituto BrasilAgro, annual donation approved by the Board of Directors in September, 2024;

(ii)	expenses with intermediation incurred in the process of acquisition of the Novo Horizonte farm; and

(iii)	accounting for stock warrants (which did not occur in 1Q25) issued in connection with the merger of Agrifirma.

FINANCIAL INCOME (LOSS)

The consolidated financial result is composed of the following elements: (i) interest on loans; (ii) inflation adjustment on the amount payable for the acquisition of farm; (iii) foreign exchange variation on offshore account, loans and inputs; (iv) present value of receivables from the sale of farm (fixed in soybean bags) and from leases; (v) gain/loss from hedge transactions; and (vi) bank expenses and charges as well as income from financial investments of cash and cash equivalents.

The increase in interest expenses between 1Q24 and 1Q25 was attributed to the higher interest rates and increase in debt balance, which went from R$546.6 million to R$736.7 million. In addition, debt payments made at the beginning of 1Q24, combined with new credit released only at the end of the quarter, resulted in a lower interest amount recognized in that period.

Fair value adjustment amounted to -R$11.6 million in 1Q25, explained by the negative variation in the amount receivable from the sale of farm due to the decline in the price of soybean bag (in BRL) when compared to 1Q24, as well as new lease agreements added to the Company’s portfolio.

In 1Q25, the result of derivative operations totaled R$24.2 million, composed of R$17.0 million from currency operations, R$9.0 million related to commodities and a negative impact of R$2.0 million in interest rate swaps. The main factor that positively influenced this result was the appreciation of the Brazilian real during the period, which benefited hedge positions in U.S. dollar for the 2024/2025 crop year. In addition, the drop in commodity prices, especially for soybean, also contributed significantly to the positive performance of derivative operations.

The gain/loss from derivative transactions reflects mainly the result of commodity and U.S. dollar FX hedge operations contracted to reduce the volatility in the Company’s exposure, since our revenues, inventories, biological assets and farm receivables are positively or negatively correlated to commodity prices and the U.S. dollar rate.

DERIVATIVE OPERATIONS

HEDGE POSITION ON SEPTEMBER 30, 2024

Note: For ethanol hedge, we consider the 2022/23 crop year as the sugarcane calendar (April through March).

Balance Sheet

CASH AND CASH EQUIVALENTS

DEBT

The average cost of debt is 98.2% of the CDI rate.

TRADE ACCOUNTS RECEIVABLE

INVENTORIES

The biological assets for cattle are measured at fair value and controlled in accordance with two methodologies: calves and steers (heifers) from 12 to 15 months are controlled and valued per head, while older cattle are controlled based on weight.

INVESTMENT PROPERTIES

The Company’s business strategy is based on the acquisition, development, commercial exploration and sale of rural properties suitable for agricultural and cattle raising activities. The Company acquires rural properties with significant potential to create value through transformation of the asset and the development of profitable agricultural and cattle raising activities.

Once a rural property is acquired, the Company strives to implement higher value-added crops and transform such properties by investing in infrastructure and technology. According to our strategy, when we understand that a rural property has reached its expected return, we sell it to realize capital gains.

The rural properties acquired by the Company are recognized at their acquisition cost, which does not exceed their net realizable value, and recorded under “Non-Current Assets.”

Investment properties are assessed at their historical cost plus investments in buildings, improvements and clearing of areas, less accumulated depreciation, following the same criteria described for property, plant and equipment.

DEPRECIATION – AREA CLEARING

CAPEX - PROPERTY, PLANT AND EQUIPMENT

CAPITAL MARKETS

Stock Performance

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and the first Brazilian agribusiness company to list its ADRs on the NYSE (New York Stock Exchange).

Stock Performance

On November 6, 2024, BrasilAgro’s shares (AGRO3) were quoted at R$24.39, representing market capitalization of R$2.5 billion, while its ADRs (LND) were quoted at US$4.32.

CONTACTS

+ 55 (11) 3035 5374
ri@brasil-agro.com

Investor Relations Team

WEIGHTS AND MEASURES USED IN AGRIBUSINESS

PORTFOLIO

MARKET VALUE OF PORTFOLIO

We update the internal market value of our farms annually and, on June 30, 2024, the market value of our portfolio was R$2.9 billion.

To estimate the market capitalization, we take into account for each of the properties: (i) its level of development; (ii) the quality of the soil and its maturity; and (iii) the agricultural aptitude and potential.

The current value of the average arable hectare of the Company’s own areas is R$22,113.1 (CAGR of 13.1% in the last five years).

Note that the value of properties in the internal appraisal is given in soybean bags and the average price used in the appraisal was R$104.75 per bag.

Even with the decrease in the average value of the soybean bag used in the appraisal (from R$111.52/bag to R$104.75/bag) and the sale of part of the Chaparral farm, the appraisal value remained the same as last year, mainly reflecting the process of transformation and maturation of the areas.

The chart below shows the market appraisals of the internal portfolio, carried out by independent consulting firm Deloitte Touche Tohmatsu in recent years:

NAV – NET ASSET VALUE

The market value of the properties considered in the calculation of the net asset value is as of June 30, 2024, net of taxes.

INCOME STATEMENT

(R$ thousand)	1Q25	1Q24	Change
Revenues from Farm Sales	129.301	413	n.a
Revenues from grains	136.972	108.263	27%
Revenues from cotton	16.891	14.222	19%
Revenues from sugarcane	167.721	137.238	22%
Revenues from cattle raising	6.167	9.196	-33%
Revenues from farm leasing	2.575	9.252	-72%
Other revenues	1.244	1.314	-5%
Deductions from gross revenue	(6.274)	(7.726)	-19%
Net Sales Revenue	**454.597**	**272.172**	**67%**
Change in fair value of biological assets and agricultural products	4.634	(6.146)	n.a
Reversal of provision for recoverable amount of agricultural products, net	(2.023)	(1.373)	47%
Net Revenue	**457.208**	**264.653**	**73%**
Cost of Farm Sale	(21.368)	(41)	n.a
Cost of agricultural products sale	(301.160)	(247.429)	22%
Gross Profit	**134.680**	**17.183**	**n.a**
Selling Expenses	**(13.596)**	**(15.148)**	**-10%**
General and Administrative Expenses	**(18.168)**	**(15.799)**	**15%**
Depreciation and Amortization	(536)	(413)	30%
Personnel expenses	(10.830)	(9.382)	15%
Expenses with services providers	(1.524)	(1.543)	-1%
Leases and Rents	(238)	(163)	46%
Others expenses	(5.040)	(4.298)	17%
Other operating income/expenses, net	**(2.933)**	**(1.218)**	**n.a**
Financial result	**(228)**	**36.858**	**n.a**
Financial income	78.964	104.561	-24%
Interest on Financial Investments	6.021	11.934	-50%
Interest on assets	289	879	-67%
Foreign exchange variations	5.824	2.011	n.a
Income from leasings' present value adjustment	-	4	n.a
Income from receivables from farm sales' present value adjustment	3.362	52.428	-94%
Realized results with derivatives	18.851	23.227	-19%
Unrealized results with derivatives	44.617	14.078	n.a
Financial expenses	(79.192)	(67.703)	17%
Interest expenses	(351)	(424)	-17%
Bank charges	(977)	(287)	n.a
Interest on liabilities	(17.645)	(11.690)	51%
Monetary variations	(13)	65	n.a
Foreign exchange variations	(5.896)	(2.313)	n.a
Expense from leasings' present value adjustment	(10.800)	(6.122)	76%
Expense from receivables from farm sales' present value adjustment	(4.217)	(5.073)	-17%
Realized results with derivatives	(26.066)	(6.838)	n.a
Unrealized results with derivatives	(13.227)	(35.021)	-62%
Profit (loss) before income and social contribution taxes	**99.755**	**21.876**	**n.a**
Income and social contribution taxes	(2.298)	8.109	n.a
Profit (loss) for the period	**97.457**	**29.985**	**n.a**
Outstanding shares at the end of the period	102.683.444	102.377.008	n.a
Basic earnings (loss) per share - R$	**0,9491**	**0,2929**	**n.a**

BALANCE SHEET – ASSETS

BALANCE SHEET – LIABILITIES

CASH FLOW

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2024	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO

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